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                             September 21, 2022

       Leandro Iglesias
       Chief Executive Officer
       iQSTEL Inc
       300 Aragon Avenue, Suite 375
       Coral Gables, FL 33134

                                                        Re: iQSTEL Inc
                                                            Registration
Statement on Form S-1
                                                            Filed September 2,
2022
                                                            File No. 333-267278

       Dear Mr. Iglesias:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed September 2, 2022

       Cover Page

   1. We note that holders of Series A Preferred Stock are entitled to vote together with the holders of your common
stock on all matters submitted to stockholders at a rate of 51% of the total vote of
stockholders. Please revise the cover page to disclose the voting and other rights of your
common stock and Series A preferred stock. Additionally, please revise your risk
factors to discuss risks related to these disparate voting rights. Lastly, please revise your
Principal Stockholders table on page 30 to disclose each beneficial owner's total voting
power.
 Leandro Iglesias
FirstName
iQSTEL IncLastNameLeandro Iglesias
Comapany 21,
September  NameiQSTEL
               2022     Inc
September
Page 2    21, 2022 Page 2
FirstName LastName
2. We note that your CEO and CFO control over 51% of your total voting power. Please revise the cover page to quantify their total voting power and to describe the significant level of control that your CEO and CFO have over all matters requiring stockholder approval.
3. Cover page disclosure indicates that the offering price in your primary offering is $1.00 per share, while disclosure on page 34 indicates that the offering price is $0.35 per share.
         Please revise to reconcile this discrepancy.
Selling Shareholder, page 14

4. The selling shareholder table indicates Apollo Management will own 4,800,000 shares of common stock after the offering if all of its shares are sold. As it appears that Apollo
         Management would not own any shares if all of its shares are sold, please revise the table or advise.
5. Please revise here to disclose all of the material terms of the common stock purchase option with Apollo Management, including when the option becomes exercisable, the expiration date of the option and any other material terms.
Exhibits

6. Please file the common stock purchase option and the registration rights agreements with
         Apollo Management as exhibits.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Mitchell Austin, Staff
Attorney, at 202-551-3574 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Scott Doney